# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Maase Inc., CIK 0001750264
CUSIP: G4453R115
Title of class of securities: Class A Ordinary Share, par value $0.09 per share
Address of issuer's principal executive offices: 12F, Block B, Longhu Xicheng Tianjie, No. 399 Huazhaobi Xishun Street, Chengdu, China (F4), 610036
Date of event which requires filing of this statement: 08/27/2025
Filed by CIK 0002083035
Persons authorized to receive notices and communications: Golden Brighter Limited, c/o Baron Ren 1202, Tower A, 14 Science Museum Road, Tsimshatsui East, Kowloon, Hong Kong (K3), 999077, 852-9263 0181

## Reporting persons
- Golden Brighter Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 93,049,939; shared voting power 0; sole dispositive power 93,049,939; shared dispositive power 0; aggregate amount beneficially owned 93,049,939 (41.95% of the class)
  Comment: Note to Row 7, 9, 11: Includes 93,049,939 Class A ordinary shares, par value $0.09 per share, of Maase Inc. (the "Issuer") held by Golden Brighter Limited.
  Note to Row 13: The percentage calculation is based on 221,811,850 ordinary shares, comprising of 215,145,182 Class A ordinary shares and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of August 27, 2025 according to records of the Issuer.
- Baron Ren (CIK 0002083035): type of reporting person: individual (IN); citizenship or place of organization: Guinea-Bissau (S0); source of funds: personal funds (PF); sole voting power 93,049,939; shared voting power 0; sole dispositive power 93,049,939; shared dispositive power 0; aggregate amount beneficially owned 93,049,939 (41.95% of the class)
  Comment: Note to Row 7, 9, 11: Includes 93,049,939 Class A ordinary shares, par value $0.09 per share, of the Issuer held by Golden Brighter Limited. Golden Brighter Limited is wholly owned by Baron Ren.
  Note to Row 13: The percentage calculation is based on 221,811,850 ordinary shares, comprising of 215,145,182 Class A ordinary shares and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of August 27, 2025 according to records of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Share, par value $0.09 per share
Name of issuer: Maase Inc.
Address of issuer's principal executive offices: 12F, Block B, Longhu Xicheng Tianjie, No. 399 Huazhaobi Xishun Street, Chengdu, China (F4), 610036

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Golden Brighter Limited. ("Golden Brighter") and Baron Ren (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Golden Brighter is a limited liability company without any substantive operations. It is 100% owned by Baron Ren.
Residence or business address: The principal business and office address of Reporting Persons is ROOM 1202, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsimshatsui East, Kowloon, Hong Kong, 999077.
Present principal occupation or employment: Mr. Baron Ren's business address is located at ROOM 1202, Tower A, New Mandarin Plaza, 14 Science Museum Road, Tsimshatsui East, Kowloon, Hong Kong, 999077. Mr. Baron Ren is the director of Golden Brighter.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: Golden Brighter is an exempt company with limited liability incorporated under the laws of Hong Kong. Baron Ren is a citizen of the Republic of Guinea-Bissau.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 and Item 6 is hereby incorporated by reference into this Item 3. On July 28, 2025, the Issuer entered into a transaction agreement (the "Transaction Agreement") with Carve Group Ltd (the "Target Company"), Golden Brighter Limited, WJ Management Company Limited and Union Chief Limited, the existing shareholders holding 100% equity securities of the Target Company (collectively the "Sellers"). Pursuant to the Transaction Agreement, the issuer agreed to purchase from the Sellers, 100% of the equity interest of the Target Company, for a consideration of a total of 195,894,609 Class A ordinary shares of a par value of US$0.09 each of the issuer (the "Consideration Shares"), at a purchase price of US$1.5 per share of the Consideration Shares. The Consideration Shares of Golden Brighter Limited and WJ Management Company Limited have a lock-up period of five years. The issuance of the Consideration Shares ("Issuance") has been completed on August 27, 2025. Following the Issuance, Golden Brighter beneficially owns 93,049,939 Class A ordinary shares of the issuer, representing 41.95% of the total issued and outstanding ordinary shares, and 10.55% of the aggregate voting power, of the Issuer. The Transaction Agreement has been filed by the Issuer with the SEC as Exhibit 10.1 to Form 6-K on July 29, 2025

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired beneficial ownership of the Ordinary Shares as described in this Schedule 13D for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, conditions in the securities markets, and general economic and industry conditions. Consistent with the Reporting Persons' investment purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Ordinary Shares. The Reporting Persons expect that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects, financial condition and strategic direction, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of ordinary shares beneficially owned by the Reporting Persons is 93,049,939 Class A ordinary shares directly held by Golden Brighter Limited which is 100% owed by Baron Ren. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Ren may be deemed to beneficially own all of the Ordinary Shares of the Issuer held by Golden Brighter Limited. The Reporting Persons' aggregate percentage of beneficial ownership is 41.95%, representing 10.55% of the voting power of the Issuer. Percentage of beneficial ownership of Reporting Persons is based on 221,811,850 ordinary shares, comprising of 215,145,182 Class A ordinary shares and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of August 27, 2025 according to records of the Issuer. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has sole voting and dispositive power over the ordinary shares of reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons and, to their knowledge, none of the director and officer of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, except for the agreement described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares of the Issuer that they beneficially own.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement dated September 5, 2025 by and between the Reporting Persons Exhibit 2: List of directors and executive officers of Golden Brighter Limited (filed herewith) Exhibit 3: Transaction Agreement dated as of July 28, 2025, entered by and made among Maase Inc., Golden Brighter Limited, WJ Management Company Limited, Union Chief Limited and Carve Group Ltd (incorporation by reference to Exhibit 10.1 to the Form 6-K of the Issuer filed with the Commission on July 29, 2025)

## Signatures
- Golden Brighter Limited: /s/ Baron Ren, Baron Ren/Director (09/05/2025)
- Baron Ren: /s/ Baron Ren, Baron Ren (09/05/2025)